UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Dunxin Financial Holdings Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of RT LLP (the “Former Auditors”) effective February 28, 2019 and that the Company has appointed Marcum Bernstein & Pinchuk LLP (the “Successor Auditors”) as successor auditor of the Company effective February 28, 2019 and for the fiscal year ended December 31, 2018.

In connection therewith, the Company provides that:

1. the resignation of the Former Auditors and the appointment of the Successor Auditors have been considered and approved by the Company's audit committee and board of directors;

2. the Former Auditors' reports on any of the Company's consolidated financial statements for the fiscal years ended December 31, 2017 or 2016 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles;

3. during the Company's fiscal years ended December 31, 2017 and 2016 and through the subsequent interim period on or prior to the resignation of the Former Auditors: (a) there were no disagreements between the Company and the Former Auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

The Company provided the Former Auditors with a copy of this Form 6-K and requested that the Former Auditors provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditors' letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditors, neither the Company nor anyone on its behalf has consulted with the Successor Auditors on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ended December 31, 2018 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

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EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Letter from RT LLP to Securities and Exchange Commission, dated February 28, 2019.

99.2	Press release dated March 4, 2019, Change of Auditors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: March 4, 2019	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

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